Exhibit 99.4

NICE Actimize Recognized as a Leader in Anti-Money Laundering Solutions Report
with Highest Scores Possible in All Ten Criteria within Current Offering Category

NICE Actimize received the highest possible scores in 14 criteria including data integration, watchlist management and screening, and case management

Hoboken, N.J., April 8, 2025 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that it has been recognized as a Leader in Anti-Money Laundering solutions by Forrester Research, a leading global research and advisory firm. The analyst firm included NICE Actimize among the most significant vendors in the market, in its recent report titled, "The Forrester Wave(TM):  Anti-Money Laundering Solutions, Q2 2025."

NICE Actimize received the highest possible scores across all ten criteria within the current offering category. The current offering criteria receiving these scores were AI/ML based risk scoring, data integration, administrator management, watchlist management and screening, rules-based risk scoring and alerting, support for transaction types, queue definitions and alert routing, case management, 3rd party integrations, and reporting.

NICE Actimize also received highest scores possible in the Forrester evaluation in the vision, adoption, pricing flexibility and transparency and community criteria within the strategy category.

"Forrester's take," according to the report was, "The solution is a great fit for enterprises looking for a combined AML and fraud management (FRAML) solution on-premises or in the cloud."

Commenting on NICE Actimize's overall product strategy, the report noted, "NICE Actimize excels in migrating its offerings to the cloud. Its use of genAI across all areas for AML and its collaboration with global regulators…elevate the vendor's vision above others. Strong adoption-boosting strategies include ongoing free health checks and model/library updates."

With respect to its solutions capabilities, the Forrester report stated, "Data integration capabilities, schema setup and mapping both use genAI and are intuitive. Its rules-based transaction risk scoring is powerful and ahead of the competition. Data scientists can choose from a catalog of built in, productized AI and (machine learning) ML risk-scoring models for transaction monitoring."

"We have significantly invested in our solutions roadmap to offer the most advanced AML solutions available on the market today, including advanced and generative AI, and we will continue to innovate in these technologies," said Craig Costigan, CEO, NICE Actimize. "We are honored that Forrester recognizes us as a leader in its 2025 anti-money laundering solutions report."

To access a complimentary copy of "The Forrester Wave(TM): Anti-Money Laundering Solutions, Q2 2025," please visit this page here.

Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester's objectivity here .

Additional assets:
•	For more information on NICE Actimize's Anti-Money Laundering solutions, please click here.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com,

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.